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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         HUDSON CHARTERED BANCORP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    443678107
                                 --------------
                                 (CUSIP Number)

                                   Tyler Dann
                           9 Hunts Lane, P.O. Box 215
                            Chappaqua, New York 10514
                                 (914) 238-3734
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               April 10, 1996
                      ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement  / /.


                                           This document consists of
                                           7 pages.
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CUSIP No. 443678107

                                  SCHEDULE 13D

1.   Name of Reporting Person:     Tyler Dann
     Social Security Number:       ###-##-####

2.   Check the Appropriate Box if a Member of a Group            (a)  / /

                                                                 (b)  / /

3.   SEC Use Only

4.   Source of Funds:  Not applicable

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                          / /

6.   Citizenship or Place of Organization:  United States

Number of        7.  Sole Voting Power:               87,679
  Shares
Beneficially     8.  Shared Voting Power:            128,100
 Owned by
   Each          9.  Sole Dispositive Power:          87,679
 Reporting
  Person         10.  Shared Dispositive Power:      128,100
   With

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  215,779

12.  Check Box if the Aggregate Amount in Row (11)                    / /
     Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row 11: 5.03%

14.  Type of Reporting Person:  IN

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     This Amendment Number 1 to Schedule 13D is being filed to update certain information that has changed as a result of the receipt by the reporting person of additional shares of common stock pursuant to a 10% stock dividend, and the conversion by the reporting person of preferred stock into shares of the company's common stock.

ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share, of Hudson Chartered Bancorp, Inc. ("Hudson Chartered Common Stock"). The address of the principal executive offices of Hudson Chartered Bancorp, Inc. ("Hudson Chartered") is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Tyler Dann (the "Reporting Person"). Mr. Dann's business address is 7 St. John's Parkway, Poughkeepsie, New York 12601, and his principal employment is as an insurance broker.

     The Reporting Person is a United States citizen.

     Mr. Dann has shared voting and dispositive power over certain shares of Hudson Chartered Common Stock with Sara Dann, Matthew Dann, Harvey Dann, Inc., and Maintop Corporation. Sara Dann and Matthew Dann reside at 9 Hunts Lane, P.O. Box 215, Chappaqua, New York 10514, and are each United States citizens. Harvey Dann Inc. is a corporation organized under the laws of the State of New York and is an engaged in the business of insurance brokerage. Its principal office is located at 122 East 42nd Street, New York, New York 10168. Maintop Corporation is a corporation organized under the laws of the State of New York and is an investment company. Its principal office is located at 9 Hunts Lane, P.O. Box 215, Chappaqua, New York 10514.

     During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, Sara Dann, Matthew Dann, Harvey Dann, Inc. or Maintop Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired 81,693 shares of Hudson Chartered Common Stock in connection with the merger ("Merger") of Fishkill National Corporation ("FNC") with and into Community Bancorp, Inc. under the name of Hudson Chartered pursuant to an Agreement and Plan of Reorganization dated as of March 25, 1994, and a related Plan of Merger ("Plan of Merger"). In addition, an aggregate of 113,204 shares of Hudson Chartered Common Stock were acquired in connection with the Merger by several businesses with which Mr. Dann is affiliated, including Harvey Dann, Inc. and Maintop Corporation, and 784 shares of Hudson Chartered Common Stock were acquired in connection with the Merger by Mr. Dann's wife, Sara Dann. The Merger was consummated on September 30, 1994 ("Effective Time"). Under the Plan of Merger, each issued and outstanding share of common stock of FNC, par value $2.50 per share ("FNC Common Stock") was converted at the Effective Time into 5.6 shares of Hudson Chartered Common Stock and cash in lieu of any fractional share. In addition, at the time of the Merger, the Reporting Person owned 65,359 shares of Community Bancorp, Inc. Common Stock, and 14,500 shares of Community Bancorp, Inc. preferred stock convertible into 10,174 shares of common stock.

     Immediately following the Merger, the Reporting Person had sole voting and dispositive power over 77,335 shares of Hudson Chartered Common Stock and shared voting and dispositive power over 108,220 shares of Hudson Chartered Common Stock.

     The Reporting Person acquired 18,557 shares of Hudson Chartered Common Stock in connection with a 10% stock dividend that was declared by Hudson Chartered on December 21, 1995 and distributed on January 31, 1996 to shareholders of record on January 8, 1996 ("Dividend").

     In addition, the Reporting Person acquired 11,196 shares (which number reflects adjustment of the preferred stock conversion ratio for the Dividend) of Hudson Chartered Common Stock upon conversion of 14,500 shares of Hudson Chartered 7.25% Cumulative Convertible Preferred Stock, Series B into shares of Hudson Chartered Common Stock on April 10, 1996.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person holds the shares of Hudson Chartered Common Stock for investment purposes. The Reporting Person will continue to monitor his investment in Hudson Chartered, taking into account, without limitation, Hudson Chartered's business, financial condition, results of operations and prospects, and the securities markets in general. As a result of this continued monitoring, the Reporting Person may acquire additional shares of

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Hudson Chartered Common Stock or may sell or otherwise dispose of all or some of his holdings of Hudson Chartered.

     The Reporting Person is also a director of Hudson Chartered. In his capacity as a director of Hudson Chartered, the Reporting Person may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of Hudson Chartered; extraordinary corporate transactions involving Hudson Chartered or any of its subsidiaries; selling or transferring a material amount of assets of Hudson Chartered or any subsidiaries; changing the present board of directors or management of Hudson Chartered; materially changing the present capitalization or dividend policy of Hudson Chartered; making other material changes in Hudson Chartered's business or corporate structure; changing Hudson Chartered's charter, bylaws or instruments corresponding thereto or other actions which may affect control of Hudson Chartered; causing the Hudson Chartered Common Stock to no longer be quoted on the National Association of Securities Dealers Automated Quotations System; causing the Hudson Chartered Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above. In his capacity as a shareholder of Hudson Chartered, however, the Reporting Person has no plans or proposals which relate to or would result in any of the foregoing actions.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     The Reporting Person has sole voting and dispositive power over 87,679 shares of Hudson Chartered Common Stock, and has shared voting and dispositive power over 128,100 shares of Hudson Chartered Common Stock, with an aggregate beneficial ownership of 215,779 shares, which shares represent approximately 5.03% of the approximately 4,293,699 shares of Hudson Chartered Common Stock issued and outstanding on April 10, 1996.

     Except as otherwise described herein, neither the Reporting Person, nor Sara Dann, Matthew Dann, Harvey Dann, Inc., or Maintop Corporation, beneficially owns any shares of Hudson Chartered Common Stock. Other than receipt of shares in connection with the Dividend, conversion of preferred stock, and routine quarterly dividend reinvestments under Hudson Chartered's Dividend Investment and Stock Purchase Plan, no other transactions in Hudson Chartered Common Stock were effected during the past 60 days by the Reporting Person, or to the best of the Reporting Person's knowledge, by Sara Dann, Matthew Dann, Harvey Dann, Inc., or Maintop Corporation.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

     The Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of Hudson Chartered.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 20, 1996



/s/ Tyler Dann
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Tyler Dann